SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             EXCAL ENTERPRISES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, $.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   300902 10 3
             ------------------------------------------------------
                                 (CUSIP Number)


                               Alan I. Waserstein
                               9509 Harding Avenue
                           Miami Beach, Florida 33154
                                 (305) 865-9811
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                   MAY 1, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

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CUSIP NO. 300902 10 3                                        PAGE 2 OF 9 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Alan I. Waserstein
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

          NUMBER OF                           10,000
            SHARES
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                                -0-
          REPORTING
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              10,000

                                    10        SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

             0.2 %
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

* BASED UPON THE NUMBER OF SHARES OF THE ISSUER'S COMMON STOCK REPORTED TO BE OUTSTANDING AS OF JANUARY 31, 1997 IN THE ISSUER'S FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 1996 FILED ON FEBRUARY 15, 1997.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 300902 10 3                                    PAGE 3 OF 9 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Eli Jacob and Anita Jacob

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

          NUMBER OF                           -0-
            SHARES
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              -0-

                                    10        SHARED DISPOSITIVE POWER

                                              -0-

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 300902 10 3                                        PAGE 4 OF 9 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Daniel Eny

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

          NUMBER OF                           -0-
            SHARES
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              -0-

                                     10       SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------

                                   AMENDMENTS

ITEM IV.       PURPOSE OF TRANSACTION

     As stated in the Reporting Persons' initial Schedule 13D, the Reporting Persons had reserved the right to dispose of Shares at any time and from time to time in the open market or otherwise. This Amendment reports such a disposition which has resulted in a material decrease in the percentage of the Shares beneficially owned. The Reporting Persons decided to sell all their Shares, with the exception of 10,000 Shares retained by Alan I. Waserstein, on May 1, 1997, at a price of $2.915 per Share.

ITEM V.        INTEREST IN SECURITIES OF THE ISSUER

     A. The Reporting Persons previously beneficially owned an aggregate of 282,000 Shares representing approximately 7% of the outstanding Shares (based on the number of Shares reported to be outstanding in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1996). On May 1, 1997, each of the Reporting Persons sold his or her respective Shares in open market transactions at a price of $2.915 per Share, with the exception of Alan
I. Waserstein, who sold all but 10,000 of his Shares (at the same price). The Reporting Persons now have beneficial ownership of the Shares as follows:

                                                                  APPROXIMATE
      NAME                          NUMBER OF SHARES         PERCENTAGE OF CLASS
      ----                          ----------------         -------------------
      Alan I. Waserstein                 10,000                     0.2 %
      Eli Jacob and Anita Jacob               0(1)                      0
      Daniel Eny                              0                         0

-----------
(1)  Shares were previously held jointly by Mr. and Mrs. Jacob.

              B. Alan I. Waserstein, the only Reporting Person still beneficially owning any Shares, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which he beneficially owns.

              C. The following table sets forth all transactions with respect to the Shares effected during the past 60 days by each of the Reporting Persons listed in Item 5(a) above. Each transaction set forth below reflects an open market sale.

ALAN I. WASERSTEIN
------------------

    DATE                   NUMBER OF SHARES                PRICE PER SHARE
    ----                   ----------------                ---------------
    2/14/97                         2,000                       $2.731
    5/01/97                        20,000                       $2.915

ELI JACOB AND ANITA JACOB
-------------------------

    DATE                   NUMBER OF SHARES                PRICE PER SHARE
    ----                   ----------------                ---------------
    5/01/97                       125,000                       $2.915


DANIEL ENY
----------
    DATE                  NUMBER OF SHARES                 PRICE PER SHARE
    ----                  ----------------                 ---------------
    5/01/97                      125,000                        $2.915


              D. To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which Reporting Persons may be deemed to beneficially own.

              E. The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares on May 1, 1997.

ITEM VI. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The Reporting Persons are parties to a Joint Filing Agreement attached hereto as Exhibit 1, with respect to filing of this statement and any amendments thereto.

ITEM VII.     MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1 - Joint Filing Agreement

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 1997                        /S/ ALAN I. WASERSTEIN
                                           ----------------------------
                                                  Alan I. Waserstein

Dated:  May 9, 1997                        /S/ ELI JACOB
                                           ----------------------------
                                                  Eli Jacob

Dated:  May 9, 1997                        /S/ ANITA JACOB
                                           ----------------------------
                                                  Anita Jacob

Dated:  May 9, 1997                        /S/ DANIEL ENY
                                           ----------------------------
                                                  Daniel Eny

                             JOINT FILING AGREEMENT
                           (PURSUANT TO RULE 13D-1(F))

         The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.

Dated:  May 9, 1997                       /S/ ALAN I. WASERSTEIN
                                          ------------------------------------
                                                           Alan I. Waserstein

Dated:  May 9, 1997                       /S/ ELI JACOB
                                          ------------------------------------
                                                                Eli Jacob

Dated:  May 9, 1997                       /S/ ANITA JACOB
                                          ------------------------------------
                                                               Anita Jacob

Dated:  May 9, 1997                       /S/ DANIEL ENY
                                          ------------------------------------
                                                               Daniel Eny